Exhibit 99.1

Supplemental notice of extraordinary general meeting: EGM Participation and Voting Instructions

Reference is made to the proxy statements (the Proxy Statement), the notice of general meeting and the notice of postponement of general meeting dated 28 October 2024 and 12 December 2024 in relation to the extraordinary general meeting (the EGM) of the Company scheduled for December 18, 2024, at 9:00 A.M. (Singapore Time).

The board of directors of the Company has proposed to increase the authorised share capital of the Company before the share consolidation (the Share Consolidation) as resolved in the extraordinary general meeting of the Company dated 7 October 2024 taking effect, and, pursuant to article 11.17 of the articles of association of the Company, amend the ordinary resolutions of (i) the first proposal in relation to the postponement of the effective date of the Share Consolidation and the corresponding amendment of authorised share capital of the Company (the First Proposal) and (ii) the third proposal in relation to the increase of authorised share capital of the Company (the Third Proposal) as set out in the Proxy Statement to be voted upon the EGM.

At the EGM, shareholders of the Company will first consider and vote upon, and if thought fit, pass and approve the following additional proposals as below before proceeding to the consideration and voting of the four proposals as set out in the Proxy Statement:

First Additional Proposal:

"RESOLVED, as an ordinary resolution, that the postponement of the effective date of (i) the share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of fifty-to-one (50:1) (the Share Consolidation) and (ii) the corresponding amendment of the authorised share capital of the Company as a result of the Share Consolidation, each of which as approved at the extraordinary general meeting of the Company held on 7 October 2024, from the original date of 17 October 2024 to 20 December 2024 or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved." (the First Additional Proposal)

Second Additional Proposal:

"RESOLVED, as an ordinary resolution, that the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each to US$100,000 divided into 1,000,000,000 ordinary shares of US$0.0001 par value each, by the creation of 500,000,000 ordinary shares of US$0.0001 par value each, which will rank equally with all existing shares (the Increase in Authorised Share Capital)." (the Second Additional Proposal, together with the First Additional Proposal, the Additional Proposals)

If the First Additional Proposal is passed, the First Proposal as amended will then be considered and voted; whereas, if it is not passed, then the original First Proposal as set out in the Proxy Statement will be considered and voted instead, and if the Second Additional Proposal is passed, the Third Proposal as amended will then be considered and voted; whereas, if it is not passed, then the original Third Proposal as set out in the Proxy Statement will be considered and voted instead.

Action Required:

Notice is hereby given, that Shareholders who wish to participate in the voting process (including the Addition Proposal) at the EGM must register through the webcast platform at https://conveneagm.com/sg/noconoco2024EGM by December 18, 2024, 9:00 A.M. Singapore Time (SGT).

Upon successful registration, further instructions regarding the voting process will be sent to you via email.

If you are an individual shareholder holding non-restricted shares purchased via an authorized broker on the record date October 29, 2024, and you intend to vote personally in this EGM, you must also submit a legal proxy form obtained from your authorized broker, which will allow the Company to verify your voting eligibility.

The legal proxy form must include the following information:

1.
The name of the Company, EGM date and time
2.
The name of your broker
3.
Shareholder’s name and address
4.
Number of noco-noco Inc. shares held as of the record date, October 29, 2024
5.
A statement that the shareholder is authorized to vote these shares at this EGM
6.
And the statements that explicitly transfers the voting rights from the broker or intermediary to the shareholder for the meeting.

Key Deadlines:

7.
Voting Registration Deadline: Register your intention to vote by December 18, 2024, 9:00 A.M. SGT through the webcast platform.
8.
Proxy Submission Deadline: Submit the legal proxy form to the Company no later than December 16, 2024, 5:00 P.M. SGT, as detailed in the follow-up email.

It is important to note that Shareholders will be required to cast their votes again for ALL the resolutions in the EGM even if they have previously submitted a proxy for the original resolutions and these votes will be final.